UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 4
Under the Securities Exchange Act of 1934

Xhibit Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98419U102
(CUSIP Number)

Karen C. McConnell
Ballard Spahr LLP
1 East Washington Street, Suite 2300
Phoenix, Arizona 85004
(602) 798-5400
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). XSE, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). TNC Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Jahm Najafi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). X Shares, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). SMXE Lending, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). SMXE Lending Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable – See Item 4 below.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 45,178,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 45,178,529
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,178,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.74%
14.	TYPE OF REPORTING PERSON OO (Limited liability company)

Item 1.                                        Security and Issuer
This Schedule 13D, Amendment No. 4 is being filed on behalf of XSE, LLC, a Delaware limited liability company ("XSE"), TNC Group, Inc., an Arizona corporation, the non-member Manager of XSE ("TNC"), Jahm Najafi, an individual and officer and director of TNC ("Najafi,"), X Shares, LLC, a Delaware limited liability company of which TNC is the Manager ("X Shares"), SMXE Lending, LLC, a Delaware limited liability company ("SMXE"), and SMXE Lending Holdings, LLC, a Delaware limited liability company that is the sole member of SMXE and of which TNC is the Manager ("SMXE Holdings" and, together with XSE, TNC, Najafi and SMXE, the "Reporting Persons") and amends certain Items of the Schedule 13D filed with the U.S. Securities and Exchange Commission by XSE and TNC on May 28, 2013, Amendment No. 1 thereto filed with the U.S. Securities and Exchange Commission by XSE, TNC and Najafi on June 26, 2013, Amendment No. 2 thereto filed with the U.S. Securities and Exchange Commission by XSE, TNC, Najafi and X Shares on September 23, 2013, and Amendment No. 3 thereto filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 13, 2014.
This Schedule 13D, Amendment No. 4 relates to shares of common stock, par value $0.0001 per share ("Common Stock") of Xhibit Corp., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive office is 80 E. Rio Salado Parkway, Suite 115, Tempe, AZ 85281.
Item 4.                                        Purpose of Transaction.
Item 4 is hereby amended to add the following:
On October 13, 2014, XSE, LLC disposed of 14,655,172 shares of Issuer Common Stock in a privately-negotiated transaction.
Item 5.                                        Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety to read as follows:
(a)
–  (b)  After giving effect to the transaction described in Item 4, the Reporting Persons share beneficial ownership over the 45,178,529 shares of Common Stock, or 41.74% of the Issuer's outstanding Common Stock.  TNC, as the non‑member Manager of XSE, on behalf of XSE, has all voting and dispositive powers over the Issuer's shares owned by XSE.  TNC, as the Manager of X Shares, on behalf of X Shares, has all voting and dispositive power over the Issuer's shares owned by X Shares.  TNC, as the Manager of SMXE Holdings, on behalf of SMXE Holdings and SMXE, has all voting and dispositive power over the Issuer's shares owned by SMXE.  Najafi, as the director and an officer of TNC, is deemed to control TNC.

(c)            None.
(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D, Amendment No. 4.
(e)            Not applicable.
Item 7.                                        Material to be Filed as Exhibits.
1.	Agreement relating to the filing of joint acquisition statements as required by Rule 13d‑1(k)(1).

4.	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2014

XSE, LLC

By:	TNC Group, Inc., its non-member Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

TNC Group, Inc.

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

/s/ Jahm Najafi
Jahm Najafi

X Shares, LLC

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

SMXE Lending, LLC

By:	SMXE Lending Holdings, LLC, its Sole Member

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

SMXE Lending Holdings, LLC

By:	TNC Group, Inc., its Manager

By:	/s/ Tina Rhodes-Hall
Name:	Tina Rhodes-Hall
Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)